UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: February 28, 2009
SCHEDULE 13G	Estimated average burden hours per response. . 10.4

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Shutterfly, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

82568P304

(CUSIP Number)

December 31, 2006

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Sutter Hill Ventures, A California Limited Partnership 77-0287059

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization California, USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 1,204,205

	6.	Shared Voting Power

	7.	Sole Dispositive Power 1,204,205

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,204,205

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David L. Anderson

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 54,844*

	6.	Shared Voting Power 1,204,205**

	7.	Sole Dispositive Power 54,844*

	8.	Shared Dispositive Power 1,204,205**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,259,049

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.3%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 17,376 shares held in The Anderson Living Trust of which the reporting person is the trustee, 17,375 shares held by a retirement trust for the benefit of the reporting person and 20,093 shares held by Anvest, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) G. Leonard Baker, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 74,650*

	6.	Shared Voting Power 1,204,205**

	7.	Sole Dispositive Power 74,650*

	8.	Shared Dispositive Power 1,204,205**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,278,855

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 37,325 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 37,325 shares held by Saunders Holdings, L.P. of which the  reporting person is a General Partner. The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Younger, Jr.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 83,390*

	6.	Shared Voting Power 1,204,205**

	7.	Sole Dispositive Power 83,390*

	8.	Shared Dispositive Power 1,204,205**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,287,595

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.4%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 41,747 shares held in The Younger Living Trust of which the reporting person is the trustee, 40,157 shares held by a retirement trust for the benefit of the reporting person and 1,486 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts. The reporting person disclaims beneficial ownership of the children’s shares.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tench Coxe

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 139,314*

	6.	Shared Voting Power 1,204,205**

	7.	Sole Dispositive Power 139,314*

	8.	Shared Dispositive Power 1,204,205**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,343,519

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 81,789 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 27,075 shares held by a retirement trust for the benefit of the reporting person and 30,450 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Gregory P. Sands

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,204,205*

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,204,205*

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,204,205

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*

Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James C. Gaither

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,028*

	6.	Shared Voting Power 1,204,205**

	7.	Sole Dispositive Power 8,028*

	8.	Shared Dispositive Power 1,204,205**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,212,233

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*

Shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James N. White

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 2,007*

	6.	Shared Voting Power 1,204,205**

	7.	Sole Dispositive Power 2,007*

	8.	Shared Dispositive Power 1,204,205**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,206,212

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 323 shares held in The White Family Trust of which the reporting person is a trustee and 1,684 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey W. Bird

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 28,098*

	6.	Shared Voting Power 1,204,205**

	7.	Sole Dispositive Power 28,098*

	8.	Shared Dispositive Power 1,204,205**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,232,303

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.2%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 26,658 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee and 1,440 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

CUSIP No. 82568P304

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David E. Sweet

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 8,841*

	6.	Shared Voting Power 1,204,205**

	7.	Sole Dispositive Power 8,841*

	8.	Shared Dispositive Power 1,204,205**

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,213,046

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.1%

12.	Type of Reporting Person (See Instructions) IN

*

Includes 4,804 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 4,037 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

**

Shares held by Sutter Hill Ventures, A California Limited Partnership. The reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

Item 1.
	(a)	Name of Issuer Shutterfly, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 2800 Bridge Parkway, Suite 101, Redwood City, CA 94065

Item 2.
	(a)	Name of Person Filing Exhibit A is hereby incorporated by reference
	(b)	Address of Principal Business Office or, if none, Residence See Exhibit A
	(c)	Citizenship See Exhibit A
	(d)	Title of Class of Securities Common Stock
	(e)	CUSIP Number 82568P304

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
N/A

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned: See Exhibit A which is hereby incorporated by reference and related pages 2 to 11
(b) Percent of class: See Exhibit A which is hereby incorporated by reference and related pages 2 to 11
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote ***
(ii) Shared power to vote or to direct the vote ***
(iii) Sole power to dispose or to direct the disposition of ***
(iv) Shared power to dispose or to direct the disposition of ***

*** See Exhibit A which is hereby incorporated by reference and related pages 2 to 11. Messrs. Anderson, Baker, Younger, Coxe, Sands, Gaither, White, Bird and Sweet are Managing Directors of the General Partner of Sutter Hill Ventures, A California Limited Partnership, and as such share the voting and disposition powers over the shares held by the partnership.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

N/A

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
N/A

Item 8.	Identification and Classification of Members of the Group
See Exhibit A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification
N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/8/2007
Date

Sutter Hill Ventures, A California Limited Partnership

/s/ James N. White
Signature

James N. White
Managing Director of the General Partner
Name/Title

/s/ David L. Anderson
Signature

/s/ G. Leonard Baker, Jr.
Signature

/s/ William H. Younger, Jr.
Signature

/s/ Tench Coxe
Signature

/s/ Gregory P. Sands
Signature

/s/ James C. Gaither
Signature

/s/ James N. White
Signature

/s/ Jeffrey W. Bird
Signature

/s/ David E. Sweet
Signature

EXHIBIT A TO SCHEDULE 13G - SHUTTERFLY, INC.

	Aggregate Number of
	Shares Beneficially Owned				% of
Name of Originator	Individual		Aggregate		Total Shares

Sutter Hill Ventures, A California Limited Partnership	1,204,205				5.1%

David L. Anderson	54,844	Note 2			0.2%
			1,259,049	Note 1	5.3%

G. Leonard Baker, Jr.	74,650	Note 3			0.3%
			1,278,855	Note 1	5.4%

William H. Younger, Jr.	83,390	Note 4			0.4%
			1,287,595	Note 1	5.4%

Tench Coxe	139,314	Note 5			0.6%
			1,343,519	Note 1	5.7%

Gregory P. Sands	0				0.0%
			1,204,205	Note 1	5.1%

James C. Gaither	8,028	Note 6			0.0%
			1,212,233	Note 1	5.1%

James N. White	2,007	Note 7			0.0%
			1,206,212	Note 1	5.1%

Jeffrey W. Bird	28,098	Note 8			0.1%
			1,232,303	Note 1	5.2%

David E. Sweet	8,841	Note 9			0.0%
			1,213,046	Note 1	5.1%

The address for all of the above is:  755 Page Mill Road, Suite A-200, Palo Alto, CA  94304

The partnership is organized in California. The individuals are all U.S. citizens and residents.

None of the above has been convicted in any criminal proceedings nor have they been subject to judgments, decrees, or final orders enjoining future violations of Federal or State securities laws.

All of the parties are individuals or entities in the venture capital business.

Note 1:  Includes individual shares plus all shares held by Sutter Hill Ventures, A California Limited Partnerhip in which the reporting person is a Managing Director of the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

Note 2:  Includes 17,376 shares held in The Anderson Living Trust of which the reporting person is the trustee, 17,375 shares held by a retirement trust for the benefit of the reporting person and 20,093 shares held by Anvest, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of the trusts’ and the partnership’s shares except as to the reporting person’s pecuniary interest in the trusts and the partnership.

Note 3:  Includes 37,325 shares held in The Baker Revocable Trust of which the reporting person is a trustee and 37,325 shares held by Saunders Holdings, L.P. of which the reporting person is a General Partner.  The reporting person disclaims beneficial ownership of the trust’s and the partnership’s shares except as to the reporting person’s pecuniary interest in the trust and the partnership.

Note 4:  Includes 41,747 shares held in The Younger Living Trust of which the reporting person is the trustee, 40,157 shares held by a retirement trust for the benefit of the reporting person and 1,486 shares owned by the children of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts. The reporting person disclaims beneficial ownership of the children’s shares.

Note 5:  Includes 81,789 shares held in The Coxe Revocable Trust of which the reporting person is a trustee, 27,075 shares held by a retirement trust for the benefit of the reporting person and 30,450 shares held by The Tamerlane Charitable Remainder Unitrust of which the reporting person is the trustee. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 6:  Shares held by Tallack Partners, L.P. of which the reporting person is the General Partner. The reporting person disclaims beneficial ownership of these shares except as to the reporting person’s pecuniary interest in the partnership.

Note 7:  Includes 323 shares held in The White Family Trust of which the reporting person is a trustee and 1,684 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 8:  Includes 26,658 shares held in the Jeffrey W. and Christina R. Bird Trust Agreement of which the reporting person is a trustee and 1,440 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.

Note 9:  Includes 4,804 shares held in The David and Robin Sweet Living Trust of which the reporting person is a trustee and 4,037 shares held by a retirement trust for the benefit of the reporting person. The reporting person disclaims beneficial ownership of the trusts’ shares except as to the reporting person’s pecuniary interest in the trusts.